EXHIBIT 99.1

Consolidated financial statements

PST Eletrônica S.A.

December 31, 2009, 2008 and 2007
With Report of Independent Auditors

PST ELETRÔNICA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

Report of independent auditors

To the Board of Directors and Shareholders of
PST Eletrônica S.A.
Manaus - AM

We have audited the accompanying consolidated balance sheets of PST Eletrônica S.A. and subsidiary at December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PST Eletrônica S.A. and subsidiary at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Campinas, March 16, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6-S-AM

/s/ José Antonio de A. Navarrete

José Antonio de A. Navarrete
Accountant CRC 1SP198698/O-4-S-AM

PST ELETRÔNICA S.A.

Consolidated balance sheets
December 31, 2009 and 2008
(In thousands of U.S. Dollars, except share/quota data)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$1,246	5,678
Accounts receivable, less allowance for doubtful accounts of $468 and $497 in 2009 and 2008, respectively	21,427	12,533
Inventories, net	25,952	21,091
Taxes recoverable	3,945	925
Accounts receivable from related parties	40	156
Prepaid expenses and other	822	475
Deferred income taxes	1,941	1,020
Total current assets	55,373	41,878
Property, plant and equipment, net	27,592	18,379
Other assets:
Deferred income taxes	2,525	1,607
Other	216	89
Total assets	$85,706	$61,953

	December 31,
	2009	2008
Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$8,923	$1,838
Accounts payable	8,226	4,181
Wages and salaries	4,648	3,117
Taxes payable	898	735
Due to related parties	8	6
Dividends payable	3,181	3,902
Employee profit sharing and management bonuses	2,603	2,035
Warranty reserve	598	515
Commissions payable	859	452
Accrued expenses and other	362	487
Total current liabilities	30,306	17,268

Long-term liabilities:
Long-term debt, net of current portion	2,565	7,661
Provision for contingencies	3,701	2,522
Total long-term liabilities	6,266	10,183

Commitments and contingencies (Note 7)

Shareholders equity:
Capital, $ 0.3691, per value, 45,000,000 common shares authorized and issued at December 31, 2009 and 2008	16,610	12,702
Retained earnings	24,258	24,629
Accumulated other comprehensive income (loss)	8,266	(2,829)
Total shareholders equity	49,134	34,502
Total liabilities and shareholders equity	85,706	$61,953

The accompanying notes are an integral part of these consolidated financial statements.

PST ELETRÔNICA S.A.

Consolidated statements of income
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars)

	For the years ended December 31,
	2009	2008	2007
Net sales	$140,690	$174,305	$133,039

Costs and expenses:
Cost of goods sold and services rendered	69,291	80,924	61,575
Product design and engineering expenses	8,861	9,405	5,094
Selling, general and administrative	45,636	51,698	39,292

Operating income	16,902	32,276	27,078

Exchange losses (gains), net	(508)	(348)	468
Financial expense, net	1,787	836	1,458

Income before income taxes	15,623	31,788	25,152

Income taxes	1,032	6,829	4,803

Net income	$14,591	$24,959	$20,349

The accompanying notes are an integral part of these consolidated financial statements.

PST ELETRÔNICA S.A.

Consolidated statements of shareholders’ equity and comprehensive income
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, except for the number of shares/quotas)

	Number of		Retained earnings		Accumulated other comprehensive	Total shareholders
	shares/quotas	Capital	Appropriated	Unappropriated	income	equity
Balance, December 31, 2006	11,117,280	4,712	2,769	10,825	3,103	21,409

Capitalization of tax incentive reserve	6,219,570	3,175	(3,175)	-	-	-
Dividends	-	-	-	(11,468)	-	(11,468)
Conversion of quotas into shares	27,663,150	-	-	-	-	-
Net income	-	-	-	20,349	-	20,349
Transfer to appropriated retained earnings	-		5,399	(5,399)	-	-
Dividends payable	-	-	-	(4,228)	-	(4,228)
Other comprehensive income:
Currency translation adjustments	-	-	-	-	6,151	6,151

Balance, December 31, 2007	45,000,000	$7,887	$4,993	$10,079	$9,254	$32,213

Capitalization of tax incentive reserve	-	4,815	(4,815)	-	-	-
Dividends	-	-	-	(6,685)	-	(6,685)
Net income	-	-	-	24,959	-	24,959
Transfer to appropriated retained earnings	-	-	4,466	(4,466)	-	-
Dividends payable	-	-	-	(3,902)	-	(3,902)
Other comprehensive income:
Currency translation adjustments	-	-	-	-	(12,083)	(12,083)

Balance, December 31, 2008	45,000,000	$12,702	$4,644	$19,985	$(2,829)	$34,502

Capitalization of tax incentive reserve	-	3,908	(3,908)	-
Dividends	-	-	-	(7,873)	-	(7,873)
Net income	-	-	-	14,591	-	14,591
Transfer to appropriated retained earnings	-	-	3,540	(3,540)	-	-
Dividends payable	-	-	-	(3,181)	-	(3,181)
Other comprehensive income:
Currency translation adjustments	-	-	-	-	11,095	11,095

Balance, December 31, 2009	45,000,000	$16,610	$4,276	$19,982	$8,266	$49,134

The accompanying notes are an integral part of these consolidated financial statements.

PST ELETRÔNICA S.A.

Consolidated statements of cash flows
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars)

	For the years ended December 31,
	2009	2008	2007
OPERATING ACTIVITIES:
Net income	$14,591	$24,959	$20,349
Adjustments to reconcile net income to net cash provided by operating activities
Exchange losses and interest expenses	1,143	878	-
Depreciation	5,523	4,193	1,496
Deferred income taxes	(867)	(339)	(913)
Changes in operating assets and liabilities
Accounts receivable, net	(4,237)	(4,163)	1,534
Inventories, net	2,168	(7,560)	(6,698)
Prepaid expenses and other current assets	(2,501)	(67)	(230)
Other assets	(157)	77	(177)
Accounts payable	2,406	511	(117)
Wages and salaries	427	754	820
Employee profit sharing and management bonuses	(118)	488	929
Commissions payable	232	(519)	138
Warranty reserve	(86)	(233)	232
Provision for contingencies	360	(199)	527
Accrued expenses and others	(351)	(646)	1,083
Net cash provided by operating activities	18,533	18,134	18,973

INVESTING ACTIVITIES:
Capital expenditures	(8,185)	(11,625)	(5,987)
Proceeds from disposals of property, plant and equipment	(28)	165	(30)
Net cash used by investing activities	(8,213)	(11,460)	(6,017)

FINANCING ACTIVITIES:
Borrowings	1,107	11,666	315
Repayments	(3,410)	(1,464)	(2,422)
Decrease in amounts due to related parties	-	-	-
Dividends paid	(13,882)	(16,514)	(9,616)
Net cash used by financing activities	(16,185)	(6,312)	(11,723)

Effect of exchange rate changes on cash and cash equivalents	1,433	(1,808)	1,106

Net change in cash and cash equivalents	(4,432)	(1,446)	2,339

Cash and cash equivalents at beginning of period	5,678	7,124	4,785

Cash and cash equivalents at end of period	$1,246	$5,678	$7,124

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,289	$425	$472
Cash paid for income taxes	$4,554	$7,014	$4,935

The accompanying notes are an integral part of these consolidated financial statements.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

1.	Organization and nature of business

PST Eletrônica S.A., with head office in the city of Manaus, State of Amazonas, is a non-public Brazilian Stock Corporation engaged in the production and trading of electronic equipment for automobiles (alarms, power windows, door lock sets, instrument clusters, blocking and tracking devices, antennas and accessories) and in the rendering of tracking services within the domestic and foreign markets. PST Eletrônica S.A. holds a 99.98% interest in PST Industrial Ltda. (“subsidiary”). At December 31, 2009, the subsidiary does not have any operations. PST Eletrônica S.A. and its subsidiary are hereinafter referred to as the “Company”.

The Company’s administrative and financial headquarters are located in the city of Campinas, State of São Paulo. There are also branches in the cities of Rio de Janeiro (responsible for after-sale customer services), Campinas (dedicated to tracking and vehicle block services), and Buenos Aires, Argentina (focused on product trading activities).

Part of the manufacturing activity is carried out in the Campinas facility. However the manufacturing facility established in the Manaus Free-Trade Zone accounts for most of the production and billing activities with the aim of obtaining the tax incentives offered by the Federal and State Governments, as follows:

•	Exemption of IPI (Federal Value-added tax, “VAT”) on products;

•	Suspension of import duties on imports of capital assets and reduction of 88% on the current tax rate applied to foreign consumable inputs;

•	Refund of 55% of the ICMS (State VAT) charged on such product lines as antennas, alarms, remote control for alarms, wires and cables;

•	Refund of 90.25% of the ICMS charged on assembled electronic circuit plates;

•	Refund of 55%, with 45% additional refund, reviewed by State Government each three years, totaling 100% of the ICMS charged on other items of the Company’s product lines;

•
75% income tax reduction for the amount calculated on sales of products manufactured at the Manaus plant, under appropriate tax incentives. Such tax reduction is valid until 2012, when the benefit may be reduced. The income tax incentive amount cannot be distributed to shareholders, but remains as a tax incentive reserve invested in the Company itself or used for capital increase.

The referred to tax benefits will be effective until the end of 2023, when the Manaus Free-Trade Zone will be extinguished, according to the Federal Constitution.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies

a)	Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which differ in certain respects from accounting practices applied by the Company in its statutory financial statements, which are prepared in accordance with accounting practices adopted in Brazil.

Based on an analysis of the Company’s revenues, expenses and financial structure, management has concluded that the Company’s functional currency for its Brazilian operations is the Brazilian real.

The financial statements are translated into US dollars using exchange rates in effect at the year end for assets and liabilities and average exchange rates during each reporting period for the statements of income. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive income. Foreign currency transactions are remeasured into functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included in the results of operations.

b)	Cash and cash equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost plus interest earned through the balance sheet date, when applicable, which approximates fair value, due to the highly liquid nature and short-term duration of the underlying investments.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

c)	Accounts receivable, allowance for doubtful accounts and concentration of credit risk

Revenues are principally generated from the automotive vehicle markets, with approximately 25% from auto dealers (original equipment services), 8% from the original equipment manufacturers and the remaining portion from aftermarket customers. The Company’s products are sold through distributors and resellers. Two customers accounted for 11.6% and 8.5% of the Company’s sales in 2009, 11.3% and 10.5% in 2008, and 9.70% and 8.1% in 2007. Trade accounts receivable are not secured by collateral.

The Company evaluates the collectibility of accounts receivable based on a combination of factors.  In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts overdue to write down the recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectibility in determining an estimate for its allowance for doubtful accounts.

Bad debt expense for the years ended December 31, 2009, 2008 and 2007 amounted to $832, $438 and $219, respectively.

d)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined at the average cost of purchase or production, which includes material, labor and overhead. Inventories consist of the following at December 31:

	2009	2008
Raw materials	$11,955	$8,713
Inventory in transit	3,556	3,232
Work-in-progress	3,221	2,787
Finished goods	7,822	6,724
Total inventories	26,554	21,456
Less: Provision for lower of cost or market valuation and slow-moving inventories	(602)	(365)
Inventories, net	$25,952	$21,091

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

e)	Property, plant and equipment

Property, plant and equipment are recorded at cost and consist of the following at December 31:

	2009	2008
Land and improvements	$847	$631
Buildings and improvements	8,304	4,976
Machinery and equipment	10,549	6,527
Computer equipment and software	7,053	4,317
Office furniture and fixtures	1,852	1,291
Tooling	8,913	6,445
Vehicles	2,254	1,606
Tracking devices for rent	6,525	2,572
Other	2,528	1,362
Total property, plant and equipment	48,825	29,727
Less: accumulated depreciation	(21,233)	(11,348)
Property, plant and equipment, net	$27,592	$18,379

Depreciation is provided using the straight-line method over the estimated useful lives of the assets.
Depreciable lives within each property classification are as follows:

Buildings and improvements	25 years
Machinery and equipment	10 years
Computer equipment and software	5 years
Office furniture and fixtures	10 years
Tooling	3-10 years
Vehicles	5 years
Tracking devices for rent	5 years

Depreciation expense for the years ended December 31, 2009, and 2008 amounted to $5,523 and $4,193 respectively.

Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized.  When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposal is credited or charged to the statements of income.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

e)	Property, plant and equipment--Continued

At December 31, 2009 and 2008, property, plant and equipment includes vehicles and equipment held under capital leasing arrangements with total cost of $ 1,174 and $2,117 and accumulated depreciation of $ 251 and $653, respectively.

f)	Impairment of assets

The Company reviews its long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposal of the asset. No impairment charges were recorded in 2009, 2008 and 2007.

g)	Income taxes

Current income tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred income tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred income tax assets is based on provisions of enacted tax laws. Future tax benefits are recognized to the extent the realization of such benefits is more likely than not. Current and non-current components of deferred income tax balances are reported separately based on financial statement classification of the related asset or liability giving rise to the temporary difference. Deferred income tax assets and liabilities are not offset unless attributable to the same tax jurisdiction. The Company classifies interest on tax positions as Financial expenses and penalties as selling, general and administrative expenses.

h)	Revenue recognition and sales commitments

Revenues and expenses are recognized on the accrual basis. Revenues from sales of products are recognized, net for actual and estimated returns, upon their date of delivery to the customers. Actual and estimated returns are based on authorized returns. No revenue is recognized if there are significant uncertainties regarding its realization.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

i)	Freight expenses

Shipping and handling costs incurred for delivering products sold are reported in selling expenses and were $ 4,671, $5,167 and $4,092, for the years ended December 31, 2009, 2008 and 2007, respectively.

j)	Warranty reserve

The Company’s warranty reserve is established based on the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The following is a reconciliation of the changes in the Company’s warranty reserve at December 31:

	2009	2008
Warranty reserves at beginning of year	$515	$917
Payments made	(646)	(422)
Costs recognized for warranties issued during the year	550	669
Changes in estimates for preexisting warranties	179	(649)
Warranty reserve at end of year	$598	$515

k)	Product development expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $8,861, $9,407 and $5,094 in 2009, 2008 and 2007, respectively.

l)	Accounting estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

m)	Comprehensive income

Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting of comprehensive income. Other comprehensive income consists of foreign currency translation adjustments. Balances of each after-tax component of accumulated other comprehensive income, as reported in the Statement of Consolidated Shareholders’ Equity at December 31, are as follows:

	For the Years Ended December 31,
	2009	2008	2007
Net income	$14,591	$24,959	$20,349
Other comprehensive income:
Currency translation adjustments	11,095	(12,083)	6,151
Comprehensive income	$25,686	$12,876	$26,500

n)	Recently issued accounting standards

New accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) which will be effective for the Company in or after fiscal year 2010, are the following:

SFAS No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (“SFAS No. 166”): In June 2009, the FASB issued SFAS No. 166, which removes the concept of a qualifying special-purpose entity (“QSPE”) from SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125. The QSPE concept had initially been established to facilitate off-balance sheet treatment for certain securitizations. SFAS No. 166 also removes the exception from applying FASB Interpretation (“FIN”) No. 46(R), Consolidation of Variable Interest Entities (“FIN No. 46(R)”), to QSPEs. SFAS No. 166 has not been incorporated into the FASB Accounting Standards Codification (ASC) and is effective for fiscal years beginning after November 15, 2009. The Company does not expect that the adoption of SFAS No. 166 will have an impact on its financial statements.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

n)	Recently issued accounting standards--Continued

SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”): In June 2009, the FASB issued SFAS No. 167, which amends FIN 46(R) to among other things, require an entity to qualitatively rather than quantitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”). This determination should be based on whether the entity has 1) the power to direct matters that most significantly impact the activities of the VIE and 2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the http://www.sec.gov/Archives/edgar/data/874761/000119312509167427/d10q.htm - tocrequirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required under FASB Staff Position (“FSP”) SFAS 140-4 and FIN 46(R), Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. SFAS No. 167 has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The Company does not expect that the adoption of SFAS No. 166 will have an impact on its financial statements.

SFAS No. 168, FASB Codification and the Hierarchy of GAAP (“SFAS No. 168”): In June 2009, the FASB issued SFAS No. 168, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes the FASB Accounting Standards Codification (“the Codification”) as the single source of authoritative guidance recognized by the FASB. Under the Codification, all guidance carries an equal level of authority. SFAS No. 168 has not been incorporated into ASC and is effective for interim and annual periods ending after September 15, 2009. The Company do not expect any impact on the results of operations or financial position.

o)	Subsequent events

The Company evaluated subsequent events through March 16, 2010, the issuance date of these financial statements.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

3.	Long-term debt

Long-term debt consists of the following:

Type	Index	Final maturity	2009	2008
Working capital loans:
National Bank for
Economic and Social Development
(BNDES) financing	Long-term Interest Rate (TJLP) + 3% p.y.	2011	9,443	8,032
Import financing (Finimp)	Libor + 3.75% p.y. + Dollar exchange rate	2010	291	598
Itau Bank	CDI + interests of 3.3% p.y.	2010	1,152	-
Capital lease obligations	Monthly interest from 1.06% to 1.65% p.m.	2012	602	869
			11,488	9,499
Noncurrent			(8,923)	(1,838)
Current			$2,565	$7,661

The long term portion of the debt at December 31, 2009 refers to working capital loans that will mature in 2011 and 2012.

The Company has additional revolving credit facilities in the amount of $10,336 ($10,368 in 2008) (no balance outstanding as of December 31, 2009 and 2008) with Brazilian financial institutions. These facilities expire throughout 2010.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

4.	Capital lease obligations

The Company has entered into certain capital lease agreements, most of them containing purchase options, as a form to finance its acquisition of vehicles and equipment.

During 2009, $630 of principal and interest of $131 were paid on the lease (in 2008, $983 and $178 respectively).

Future payments under those agreements having a remaining term in excess of one year at December 31 are as follows:

2009
2010	$484
2011	$232
2012	$37
$753

Imputed interest amount	$(151)
Present value of lease payments	$602
(-) Amount recorded in current liabilities	$(388)
(=) Amount due in the long term	$214

5.	Advertising costs

The cost of advertising is expensed as incurred. Advertising expense was $530, $868 and $832, in 2009, 2008 and 2007, respectively.

6.	Income taxes

Under Brazilian tax law income taxes are paid monthly based on the actual or estimated monthly taxable income. Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). The applicable statutory income tax and social contribution rates were 25% and 9%, respectively, during the Years ended December 31, 2009, 2008 and 2007. The composite tax rate is 34%. There are no State or local income taxes in Brazil.

The Company’s Manaus plant operates in an economic development area (Free-Trade Zone) and, therefore, its operating income from the production at that plant is exempt from federal income tax through 2023, as commented in Note 1.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

6.	Income taxes (Continued)

The provisions for taxes on income included in the consolidated financial statements represent Brazilian federal and other foreign income taxes. The components of income before income taxes and the provision for income taxes consist of the following:

	For the years ended December 31,
	2009	2008	2007
Income (loss) before income taxes:
Brazilian	$16,190	$31,026	$24,510
Other foreign	(567)	762	642
	$15,623	$31,788	$25,152

Income tax expense (credit)
Current:
Brazilian federal	$1,963	$7,013	$5,434
Other foreign	(111)	309	282
	1,852	7,322	5,716
Deferred:
Brazilian federal	(820)	(493)	(913)
	$1,032	$6,829	$4,803

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

6.	Income taxes (Continued)

The reconciliation of the Company’s effective income tax rate to the statutory federal tax rate is as follows:

	2009	2008	2007
Brazilian federal income tax rate	34.0%	34.0%	34.0%
Earnings of foreign branch	0.5%	0.2%	0.2%
Manaus free-tax zone income tax incentives	(16.1%)	(14.1)%	(16.0)%
Other tax incentives (*)	(13.8%)	-	-
Other	2.0%	1.4%	0.9%
Effective income tax rate	6.6%	21.5%	19.1%

(*)
Refers to tax incentive calculated based on Law nº 11196/05 on research and development expenses. From the total amount of the tax incentives used during the fiscal year of 2009, amounting $2,150, $1,160 refer to expenses incurred in 2008 and $990 refer to expense incurred in 2009.

Deferred income tax assets consist of the following at December 31:

	2009	2008
Inventory reserves and provision for losses on other assets	$204	$124
Provision for product warranties	203	175
Provision for contingency losses	1,285	877
Product design and development costs deferred for tax purposes	1,211	697
Deferred revenues subject to current taxation	474	198
Depreciation rate differences	684	218
Provision for bonuses payment	117	153
Other nondeductible reserve	288	185
Net deferred income tax assets	4,466	2,627
Less: Current assets	(1,941)	(1,020)
Non-current assets	$2,525	$1,607

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

7.	Commitments and contingencies

In the ordinary course of business, the Company is involved in various legal proceedings, principally related to tax and labor claims. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable.

The recorded provisions are comprised as follows at December 31, 2009 and 2008:

	2009	2008
PIS and COFINS on commissions expenses	$3,604	$-
PIS and COFINS on exchange gains	-	1,067
IPI extemporaneous credits offset	-	1,399
Labor claims	97	56
Total	$3,701	$2,522

During 2009, PST used PIS and COFINS credits amounting to $3,604 (including penalty and interest) to offset PIS and COFINS payable. These credits are related to commissions expense on sales for the period from July 2004 to December 2009. The related tax credits were offset against current PIS and Cofins payable and will be maintained as a provision for contingencies until the Company is judicially granted the right to recognize it.

During 2009, the Company and its legal counsel assessed the progress of legal cases related to the increase in the calculation base for the PIS and the COFINS on exchange gains as provided in Law No. 9718/98 and revoked by Law No. 11941/09. Based on the results of this assessment, revocation of the legal provision which created the increased calculation base and the existence of favorable case law related to this matter, the Company reversed its provision of $ 1,067. The adjustment was recorded as a reduction in financial expenses.

The Company has taken Federal VAT (IPI) credit related to purchases of raw materials and other materials that are tax exempt, non-taxed or taxed at zero rate. The related tax credits were offset against current IPI payable. The provision recorded for these credits in 2008, in the amount of $1,399 was reversed in 2009, based on legal opinion, where the Company’s legal advisors concluded that a favorable outcome is more likely than an unfavorable one on this subject.

In addition to the said amounts, the Company has other civil, labor and tributary contingencies for which the outcome is deemed to be of a possible loss by its legal advisors, and, therefore, were not recorded. Such contingencies amount to approximately $4,795 at December 31, 2009 ($944  at December 31, 2008).

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

8.	Related party transactions

Related party transactions and balances with Stoneridge, Inc. for years ended December 31 are as follows:

	2009	2008	2007
Transactions
Commissions/royalties	$193	$238	$231

Balances
Accounts receivable	$40	$156	$189
Accounts payable	$39	$6	$9

9.	Shareholders’ equity

The following table sets forth the ownership and the percentages of the Company’s common shares at December 31, 2009, 2008 and 2007:

% of shares
Stoneridge, Inc.	25.56%
Alphabet do Brasil Ltda.	24.44%
Sérgio de Cerqueira Leite	16.67%
Potamotryngi Participações Ltda.	16.67%
Marcos Ferretti	8.33%
Brienzer Participações Ltda.	8.33%
100.00%

On September 10, 2007, the quotaholders made capital increase of $3,175 through capitalization of tax incentive reserve, corresponding to issuance of 6,219,570 new quotas.

On October 19, 2007 the Company was converted into a non-public stock corporation (sociedade anônima) and was renamed PST Eletrônica S.A.. As a result, all existing quotas were converted into shares and 27,663,150 additional shares were issued by the Company with no change to the total amount of the capital.

On April 30, 2008 the shareholders made a capital increase of $4,815 through capitalization of the tax incentive reserve, without issuance of new shares.

On March 25, 2009 the shareholders made a capital increase of $3,908 through capitalization of the tax incentive reserve, without issuance of new shares.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

9.	Shareholders’ equity (Continued)

At December 31, 2009 and 2008 the Company had 45,000,000 shares of common stock, issued and outstanding, which is the maximum amount allowed by the Company’s bylaws. In the end of 2009 The total amount of capital recorded was $16,610 ($12,702 in 2008).

Appropriated retained earnings

a)	Legal reserve

Under Brazilian Corporation Law and according to its bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined on the basis of the statutory financial statements for each fiscal year until the amount of the reserve equals 20% of capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital however it is not available for the payment of dividends in subsequent years. The shareholders allocated $813 as “legal reserve” at December 31, 2009 ($1,010 in 2008 and $890 in 2007).

b)	Incentive reserve

As commented in Note 1, the amount corresponding to the computed income tax incentive may not be distributed to the shareholders and should be kept as a tax incentive reserve, invested in the Company itself or used for capital increase. At December 31, 2009, the allocation of retained earning to tax incentives was $2,727 ($3,456 in 2008 and $4,509 in 2007).

Unappropriated retained earnings

The Company management will propose at the next shareholders’ meeting that unappropriated earnings be retained in order to support the ongoing operations of the Company and to fund planned growth and expansion of the business.

Dividends

Payment of dividends is limited to the amount of retained earnings in the Company's local currency financial statements prepared in accordance with accounting principles adopted in Brazil.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

9.	Shareholders’ equity (Continued)

Dividends (Continued)

On October 15, 2007, April 30, 2008, October 17, 2008 and April 30, 2009, the shareholders approved the distribution of retained earnings in the amount of $11,468, $4,562, $2,123 and $7,873, respectively.

According to the Company’s bylaws, shareholders are entitled to minimum compulsory dividends of 25% of the year’s net income, adjusted in accordance with article 202 of Law 6,404/76 (Brazilian Corporate Law). At December 31, 2009, the Company allocated $3,181 ($3,902 in 2008) to those compulsory dividends to be paid in 2010.

Dividends are payable in Brazilian reais and may be remitted to shareholders abroad, provided the foreign capital is registered with the Brazilian Central Bank.

10.	Risk management and financial instruments

The Company has operational policies and strategies aiming at liquidity, profitability and safety, as well as procedures to monitor financial instrument balances. Additionally, the Company operates with established financial institutions.

The main risk factors affecting the Company and its subsidiary business, other than concentration of credit risk as commented in Note 2c, are as follows:

a)	Exchange rate risk

In 2009 and 2008 asset amounts surpassed the liabilities in foreign currency. Variation of exchange rate has not materially affected the Company’s business. At December 31, 2009 and 2008, the Company and its subsidiary have the following net exposure to the exchange rate variation:

	2009	2008
Assets – substantially related to Argentinean pesos
Trade receivables	$3,130	$3,170
Trade receivables from related party	40	156
Liabilities- substantially related to the American dollars and Euro
Debt	(291)	(598)
Trade accounts payable	(3,499)	(3,020)
Royalties payable	(39)	(6)
	$(659)	$(298)

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2009, 2008 and 2007
(In thousands of U.S. Dollars, unless otherwise indicated)

10.	Risk management and financial instruments (Continued)

a)	Exchange rate risk (Continued)

The Company did not enter into derivative financial instruments for hedging or other purposes in 2009 and 2008.

b)	Fair value of financial instruments

The carrying values of cash and cash equivalents, accounts receivable and payables and loans and financing are considered to be representative of their fair value because of the short maturity of these instruments.

11.	Share-based payment

On November 23, 2007, the Company authorized a share option scheme (the “Stock Option Plan”) that provides for the issuance of options to purchase up to 3% of the total common shares of the Company. Under the Stock Option Plan, the Board of directors may, at their discretion, grant any officers (including directors) options to subscribe for common shares. These awards vest over a five year period starting the 13th month after the grant date of the options, with 25% of the options to vest on each of the first (from the 13th to the 24th month as from the grant date), second (25th to 36th), third (37th to 48th) and fourth (49th to 72nd month) anniversaries of the award date as stipulated in the Stock Option Plan. The options expire (a) upon their full exercise, (b) after 6 years from the grant date, (c) after cancellation of the individual contracts, (d) upon dissolution and bankruptcy of the Company or (e) upon the employee or management termination.

Until December 31, 2009, no individual contracts have been entered by the Company with any officers or employees and, as a result, no options have been granted by the Company under the plan. Therefore, no compensation cost was recognized in 2009 and 2008 with respect to the Stock Option Plan.